51 Madison Avenue

New York, New York 10010

December 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (the “Registrant”)

Registration Nos.: 333-183489 and 811-22739

Dear Sir/Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests withdrawal of the Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A listed in the table below (the “Amendments”). The Amendments relate to IQ Candriam Climate Solutions ETF, a series of the Registrant.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
95	December 21, 2022	485APOS	0001104659-22-128954
97	March 2, 2023	485BXT	0001104659-23-027799
99	March 30, 2023	485BXT	0001104659-23-038918
103	April 27, 2023	485BXT	0001104659-23-051003
104	May 25, 2023	485BXT	0001104659-23-064522
105	June 22, 2023	485BXT	0001104659-23-073682
106	July 20, 2023	485BXT	0001104659-23-082665
107	August 17, 2023	485BXT	0001387131-23-009946
109	September 14, 2023	485BXT	0001387131-23-011123
110	October 12, 2023	485BXT	0001387131-23-012164
111	November 9, 2023	485BXT	0001839882-23-030251
112	December 7, 2023	485BXT	0001999371-23-000831

No securities were sold in connection with the Amendments, and the Registrant has determined not to proceed with the offering of this series at this time.

Please direct any questions concerning the Amendments or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jack R. Benintende

Russell Shepherd

Barry I. Pershkow, Esq.